[WADDELL & REED FINANCIAL, INC. LETTERHEAD]

July 7, 2010

VIA EDGAR AND TELEFACSIMILIE

Mr. Wilson K. Lee

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

703.813.6984

Re:                             Waddell & Reed Financial, Inc.

Form 10-K for the year ended 12/31/2009 (the “Form 10-K”)

Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”)

Filed 2/26/2010

File Nos. 001-13913

Dear Mr. Lee:

This letter sets forth the responses of Waddell & Reed Financial, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 28, 2010 (the “Comment Letter”) with respect to the above-referenced filings.  For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Accounting for Goodwill and Intangible Assets, pages 41-42

1.                                      In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please tell us and consider expanding your disclosures in future filings to discuss the following:

•                                         The reporting unit level at which you test goodwill for impairment and your basis for that determination.

•                                         Each of the valuation methodologies used to value goodwill, including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•                                         How you weigh each of the methods used including the basis for that weighting.

Response:

In preparing future filings, beginning with the Form 10-Q for the quarter ended June 30, 2010, the Company will revise its critical accounting policy disclosure for goodwill and intangible assets as follows:

Goodwill represents the excess of the cost of the Company’s investment in the net assets of acquired companies over the fair value of the underlying identifiable net assets at the dates of acquisition.  Goodwill is not amortized, but is reviewed annually for impairment in the second quarter of each year and when events or circumstances occur that indicate that goodwill might be impaired.  Factors that the Company considers important in determining whether an impairment of goodwill or intangible assets might exist include significant continued underperformance compared to peers, the likelihood of termination or non-renewal of a mutual fund advisory or subadvisory contract or substantial changes in revenues earned from such contracts, significant changes in our business and products, material and ongoing negative industry or economic trends, or other factors specific to each asset being evaluated.

The Company has two reporting units for goodwill, (i) investment management and related services and (ii) our Legend Group subsidiary. The investment management and related services reporting unit’s goodwill was recorded as part of the spin-off of the Company from its former parent, and to a lesser extent, was recorded as part of subsequent business combinations that were merged into the existing investment management operations.  The Legend Group, our second reporting unit for goodwill, is currently a stand-alone investment management subsidiary and goodwill associated with this acquisition can be assessed apart from other investment management operations.

To determine fair values of the reporting units, our review process uses the market and income approaches.  In performing the analyses, the Company uses the best information available under the circumstances, including reasonable and supportable assumptions and projections.

The market approach employs market multiples for comparable companies in the financial services industry.  Estimates of fair values of the reporting units are established using multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”).  The Company believes that fair values calculated based on multiples of EBITDA are an accurate estimation of fair value.

If the fair value coverage margin calculated under the market approach is not considered significant, the Company utilizes a second approach, the income approach, to estimate fair values and averages the results under both methodologies.  The income approach employs a discounted free cash flow approach that takes into account current actual results, projected future results, and the Company’s estimated weighted average cost of capital.

The Company compares the fair values of the reporting units to their carrying amounts, including goodwill.  If the carrying amount of the reporting unit exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

As of June 30, 2010, the impairment test indicated that goodwill was not impaired.  The fair value of the investment management and related services reporting unit exceeded its carrying value by more than 100% and the fair value of the Legend Group reporting unit exceeded its carrying value by more than 65%.

Indefinite-life intangible assets represent advisory and subadvisory management contracts for managed assets obtained in acquisitions.  The Company considers these contracts to be indefinite-life intangible assets as they are expected to be renewed without significant cost or modification of terms.  The Company also tests these assets for impairment annually by comparing their fair values to the carrying amount of the assets.

The fair value of our indefinite-life intangible assets exceeded their respective carrying values by more than 45%.

Financial Statements and Notes

Consolidated Balance Sheets, page 52

2.                                      Tell us and consider expanding your MD&A as appropriate to explain what drove the significant year over year increase in the payable to investment companies for securities.  Clarify the impact to your company’s liquidity and operations for any significant variations occurring at the end of the period.

Response:

The following excerpt is from the Liquidity and Capital Resources section (Operating Cash Flows), on page 40 of our Form 10-K for the year ended December 31, 2009:

From the end of 2008 to the end of 2009 there was a significant increase in Fund shareholder investments received prior to the balance sheet date that were in the process of being invested in the Funds.  As a result, on our consolidated balance sheet there was an increase in both the payable to investment companies and an increase in the cash and receivable accounts.  On the statement of cash flows, there were corresponding increases and decreases to cash from operations.

The payable to investment companies for securities account can fluctuate significantly based on trading activity at the end of a reporting period.  On December 31, 2009 the Company changed the Trustee of its 401(k) plan.  Approximately $100 million of the $154 million increase in the payable to investment companies for securities was due to the transfer of assets between trustees.

There is no impact to the Company’s liquidity and operations for the variations in this account.

In preparing future filings, beginning with the Form 10-Q for the quarter ended June 30, 2010, the Company will revise its disclosure, as appropriate, to include further detail on the circumstances related to the transfer of assets as of December 31, 2009.

Consolidated Statements of Income, page 53

3.                                            We note that you have included dividends declared per share on the face of your Consolidated Statements of Income versus in the notes to your financial statements.  Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Response:

The Company acknowledges the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.  The Company will not include dividends declared per common share on the face of its Consolidated Statements of Income in its future periodic filings.  Future disclosure of such information will be made in the notes to the financial statements.

Proxy Statement on Schedule 14A

Proposal 1.  Election of Directors, page 7

4.                                      Please tell us the specific experience, qualifications, attributes, or skills of each director and nominee that led you to nominate such person to the board of directors.  Note that the disclosure should be provided on a director-by-director basis.  Refer to Item 401(e) of Regulation S-K and SEC Release No. 33-9089 (Dec. 16, 2009).  Confirm for us that you will include similar disclosure in future filings.

Response:

As discussed with the Staff, the Company believes that the disclosure requirements set forth in Item 401(e) of Regulation S-K regarding the specific experience, qualifications, attributes or skills of each director that led the Company to nominate such person to the Company’s Board of Directors (the “Board”) were not effective at the time that the Company filed its Form 10-K and Definitive Proxy Statement.

In accordance with Question 1 of the Commission’s Compliance and Disclosure Interpretations relating to Proxy Disclosure Enhancements Transition, the Form 10-K and Definitive Proxy Statement were required to be in compliance with the new proxy disclosure requirements if filed with the Commission on or after February 28, 2010.  The Company filed its Form 10-K and Definitive Proxy Statement with the Commission on February 26, 2010.

Corporate Governance, page 12

5.                                      We note that for 2009, an independent director served as Chairman of the Board.  We also note your disclosure on page 20 that you have appointed Mr. Herrmann to serve as Chairman and named Mr. Kosloff as Lead Independent Director for 2010.  Please tell us why you have determined that your leadership structure is appropriate.  Your disclosure should include a discussion of the board’s role and administration of risk oversight, and the specific role the lead independent director plays in the leadership of the board.  Refer to Item 407(h) of Regulation S-K and SEC Release No. 33-9089 (Dec. 16, 2009).  Please also confirm for us that you will include similar disclosure in future filings.

Response:

As discussed with the Staff, the Company believes that the disclosure requirements set forth in Item 407(h) of Regulation S-K requiring the disclosure of (i) the leadership structure of the Board, (ii) the Board’s role and administration of risk oversight, and (iii) the specific role that the lead independent director plays in the leadership of the Board were not effective at the time that the Company filed its Definitive Proxy Statement.

In accordance with Question 1 of the Commission’s Compliance and Disclosure Interpretations relating to Proxy Disclosure Enhancements Transition, the Form 10-K and Definitive Proxy Statement were required to be in compliance with the new proxy disclosure requirements if filed with the Commission on or after February 28, 2010.  The Company filed its Form 10-K and Definitive Proxy Statement with the Commission on February 26, 2010.

Compensation Discussion and Analysis, page 22

6.                                      We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please tell us the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

Response:

As discussed with the Staff, the Company believes that the disclosure requirements set forth in Item 402(s) of Regulation S-K were not effective at the time that the Company filed its Form 10-K and Definitive Proxy Statement.

In accordance with Question 1 of the Commission’s Compliance and Disclosure Interpretations relating to Proxy Disclosure Enhancements Transition, the Form 10-K and Definitive Proxy Statement were required to be in compliance with the new proxy disclosure requirements if filed with the Commission on or after February 28, 2010.  The Company filed its Form 10-K and Definitive Proxy Statement with the Commission on February 26, 2010.

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

******

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to call me at (913) 236-2645 or by facsimile at (913) 236-1989.

Sincerely,

/s/ Daniel P. Connealy
Daniel P. Connealy
Senior Vice President and Chief Financial Officer
Waddell & Reed Financial, Inc.

cc:	Cicely LaMothe, Securities and Exchange Commission
Kristina Aberg, Securities and Exchange Commission
Brent K. Bloss, Waddell & Reed Financial, Inc.
Wendy J. Hills, Waddell & Reed Financial, Inc.
Glen J. Hettinger, Fulbright & Jaworski L.L.P.